

Southwestern Energy Company

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES SECOND QUARTER 2003 RESULTS AND INCREASE IN PLANNED CAPITAL EXPENDITURES

High Commodity Prices Help Drive Record Earnings

Houston, Texas – July 29, 2003...Southwestern Energy Company (NYSE: SWN) today reported net income of $9.5 million, or $0.26 per diluted share, for the second quarter of 2003, up from $1.8 million, or $0.07 per share, for the same period in 2002. Discretionary cash flow[1] was $28.5 million during the second quarter of 2003, compared to $17.4 million in the second quarter of 2002. The increases in earnings and discretionary cash flow resulted primarily from higher realized gas and oil prices.

Net income for the six months ended June 30, 2003 was $23.2 million, or $.71 per share, compared to $8.5 million, or $.33 per share, for the same period in 2002. Discretionary cash flow was $65.2 million for the first six months of 2003, compared to $43.3 million for the same period of 2002.

"Our operating plan for 2003 has gone very well through the first six months," stated Harold M. Korell, President and Chief Executive Officer of Southwestern Energy. "We are beginning to see the impact of our Overton Field drilling program in our production volumes and look for this production growth to continue throughout the remainder of the year. We have also had solid results in our drilling program in the Arkoma Basin, particularly in our Ranger Anticline area. As a result of our strong cash flow and drilling results, we are increasing the capital budget for our E&P program from $150.0 million to $165.0 million, bringing our total planned expenditures to $173.6 million for 2003. The planned increase is primarily directed toward additional drilling in the Arkoma Basin and at our Overton Field."

Higher Commodity Prices and Production Levels Highlight Quarter

Operating income for the company's exploration and production segment was $21.5 million for the three months ended June 30, 2003, up from $10.1 million for the same period in 2002. The increase in operating income primarily resulted from higher gas and oil prices.

Gas and oil production for the three months ended March 31, 2003 was 10.1 Bcfe, up 14% from 8.9 Bcfe produced during the first quarter of 2003. Southwestern produced 10.3 Bcfe in the second quarter of 2002. The company's third quarter 2003 production target is 10.5 – 11.5 Bcfe and its 2003 full-year oil and gas production target is 42 – 44 Bcfe, compared to 40.1 Bcfe produced during 2002.

Gas prices realized for the company's production averaged $4.28 per Mcf for the quarter and $4.22 per Mcf for the first half of 2003, up 45% and 48%, respectively, from the same periods in 2002. The company realized an average price of $27.54 per barrel for its oil production during the six months ended June 30, 2003, compared to $20.10 per barrel for the same period of 2002.

The company's commodity hedging activities lowered its average gas price by $.86 per Mcf for the second quarter and $1.51 per Mcf for the first half of 2003. On a comparative basis, the company's hedging activities had the effect of decreasing its average gas price during the second quarter of 2002 by $.37 per Mcf and increasing its average price by $.04 per Mcf during the first six months of 2002. Southwestern's hedging activities also lowered its average oil price by $1.40 per barrel during the second quarter and $2.80 per barrel for the first half of 2003.

Lease operating expenses for the company's E&P segment decreased during the second quarter of 2003 to $.36 per Mcf equivalent (Mcfe) from $.42 per Mcfe in the second quarter of 2002. However, taxes other than income taxes increased during the quarter to $.23 per Mcfe, up from $.18 per Mcfe in the same period in 2002, due to higher realized commodity prices. General and administrative expenses for the quarter increased to $.40 per Mcfe compared to $.28 per Mcfe in the same period in 2002, primarily due to increased pension costs and the accrual of incentive compensation costs. The amortization rate per Mcfe for the company's full cost pool was $1.17 per Mcfe during the second quarter of 2003 compared to $1.16 per Mcfe in the same period in 2002.

During the first six months of 2003, Southwestern participated in 68 wells that included 49 producers, 8 dry holes and 11 wells that were still in progress at June 30, 2003. This well count is more than double the 32 wells the company participated in during the first half of 2002, and is approximately equal to the 65 wells Southwestern participated in during all of 2002. On a year-to-date basis, the company has invested $75.2 million in its E&P program, compared to $37.8 million invested in the first half of 2002.

At its Overton Field in Smith County, Texas, Southwestern has drilled and completed 21 wells and was in the process of drilling five wells and completing three wells at June 30, 2003. Southwestern's accelerated drilling program continues to set production highs for the field. At year-end 2002, gross production from the field was approximately 27 MMcfe per day. Currently, production is approximately 54 MMcfe per day. The company currently plans to drill a total of 55 wells in the field during 2003.

In the Arkoma Basin, Southwestern has participated in 28 wells through the first six months of 2003, with 18 producers, six dry holes and four wells in progress at June 30, 2003. The company continues to drill solid producers in its Ranger Anticline area. Through the first six months of 2003, Southwestern has drilled six wells in the area, of which three have been put on production at an average rate of 2.5 MMcf per day and the other three are currently being completed. In total, the company has drilled 20 wells in this area over the last few years with 17 successful completions. Earlier this year, the company obtained regulatory approval to reduce well spacing in this area from 640-acres per well to 80-acres per well. The company currently holds approximately 4,500 gross developed acres and 35,200 gross exploratory acres in this area. Southwestern's working interest in these wells ranges from 73% to 100% and the company plans to drill six to eight additional wells in the area in 2003.

During the second quarter of 2003, the company drilled a sidetrack of its Shiloh prospect in Vermilion Parish, Louisiana. This well was targeting the Cris R sand at approximately 14,000 feet. Due to mechanical problems, the company was unable to evaluate the sidetrack hole and has temporarily suspended operations on this well. Southwestern is currently evaluating its alternatives, which may involve bringing in another working interest owner to jointly participate.

Also in the second quarter, Southwestern drilled a third well on its North Grosbec discovery in Assumption Parish, Louisiana. The company held a 33% working interest in the Brown-Sonnier #1 well which targeted the P-10 sand at a depth of 17,200 feet. This well was plugged and abandoned after log analysis indicated that the sand was wet. Current gross production from the two existing North Grosbec wells continues to be strong at a combined rate of 14.6 MMcf per day and 500 barrels of oil per day.

Southwestern plans to spud its Coleburn prospect located in Jefferson Parish, Louisiana, during the third quarter. This well targets the Tex W sand at 12,700 feet and Southwestern will operate this well with a 50% working interest. The company also plans to drill up to three exploratory wells in its Duck Lake 3-D survey area in St. Martin and St. Mary Parishes later this year. The first scheduled test is the company's Canvasback prospect, an 80 Bcfe gross reserve potential prospect expected to spud late in the third quarter, which will test the Liebusella sands at 18,200 feet.

Utility Subsidiary Reaches Proposed Settlement on Rate Increase Request

The company's utility systems realized a seasonal operating loss of $2.1 million in the second quarter of 2003, compared to a loss of $1.7 million for the same period in 2002. Operating income for Southwestern's utility systems was $5.9 million during the first six months of 2003, down from $6.9 million in 2002. The comparative decreases in operating income in 2003 were primarily due to higher operating and general and administrative expenses. Weather in the utility's service territory during the first six months of 2002 was 4% colder than normal and 12% colder than the prior year.

In November 2002, the company's utility subsidiary, Arkansas Western Gas Company (AWG), filed an $11.0 million rate increase request with the Arkansas Public Service Commission (APSC). On July 17, 2003, AWG executed a Joint Stipulation and Settlement Agreement (Settlement Agreement) with the Staff of the APSC and various other consumer groups that would resolve all outstanding issues relating to AWG's rate increase request. Under the terms of the Settlement Agreement, AWG would receive a rate increase of $4.2 million annually, exclusive of costs to be recovered through its purchase gas adjustment clause. AWG would also be entitled to recover certain additional costs totaling $2.9 million through its purchase gas adjustment clause over a two-year period. The difference between the $11.0 million rate adjustment requested by AWG and the rate adjustment contained in the Settlement Agreement primarily results from a reduction in AWG's requested return on equity and a change in AWG's assumed capital structure. In the rate increase request that was filed with the APSC, AWG assumed an allowed return on equity of 12.9% and a capital structure of 48% debt and 52% equity. The Settlement Agreement provides for an allowed return on equity of 9.9% and an assumed capital structure of 52% debt and 48% equity. The 9.9% equity return is in line with the equity return approved in recent settlements that have been approved for the other two Arkansas local gas distribution companies.

The proposed Settlement Agreement is subject to the approval of the APSC. A scheduled hearing was held at the APSC on July 22nd and 23rd to hear testimony of AWG, the Staff of the APSC and the various other intervening parties that support the Settlement Agreement as well as testimony of the Office of the Attorney General of the State of Arkansas who opposes the Settlement Agreement. The APSC has requested the various parties file post-hearing briefs addressing the proposed Stipulation and Settlement Agreement by August 7th and the effective date of any rate increase has been extended until the first of October. AWG's last rate increase was approved in December 1996 for its Northwest region and in December 1997 for its Northeast region.

Marketing and Other Results Remain Steady

The company's marketing operations reported operating income of $0.5 million for the second quarter of 2003 and $1.2 million for the six months ended June 30, 2003, compared to $0.5 million and $1.3 million, respectively, for the same periods in 2002. Southwestern's marketing and transportation operations relate primarily to the marketing of its own gas production and some third-party gas that is sold primarily to industrial customers connected to its gas distribution systems. The company's results related to its interest in the NOARK partnership was a gain of $1.4 million during the first six months of 2003 compared to a loss of $.4 million during the first six months of 2002. The 2003 results include a pre-tax gain of $1.3 million related to the sale of a non-strategic portion of NOARK's pipeline.

Southwestern Updates Guidance for 2003

The following statements regarding estimates for the year 2003 are considered to be forward-looking statements and Southwestern Energy's actual financial and operating results could differ materially from those projected as a result of certain factors listed at the end of this press release. Further, these projections do not reflect the potential impact of unknown events that may occur subsequent to this press release.

The following table demonstrates different NYMEX price scenarios and their corresponding estimated impact on the company's results for 2003, including current hedges in place, and incorporates actual results for the first six months of 2003:

NYMEX Commodity Prices	Net Income	Operating Income	Discretionary Cash Flow [1]	EBITDA [2]
$4.25 Gas $24.50 Oil	$36 – $39 Million	$77 – $80 Million	$120 – $123 Million	$137 – $140 Million
$5.00 Gas $28.00 Oil	$43 – $46 Million	$90 – $93 Million	$133 – $136 Million	$150 – $153 Million
$6.00 Gas $28.00 Oil	$55 – $58 Million	$109 – $112 Million	$152 – $155 Million	$169 – $172 Million

(1) Discretionary cash flow is defined as net cash provided by operating activities before changes in operating assets and liabilities. The company has included information concerning discretionary cash flow primarily because changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the company may not control and may not relate to the period in which the operating activities occurred. Further, management uses this measure to assess the company's ability to generate cash to fund its exploration and development drilling activities and to service or incur debt. Discretionary cash flow should not be considered in isolation or as a substitute for net cash provided by operating activities prepared in accordance with generally accepted accounting principles. The table below reconciles discretionary cash flow with net cash provided by operating activities as derived from the company's financial information.

	3 Months Ended June 30,		6 Months Ended June 30,	
	2003	**2002**	**2003**	**2002**
Net cash provided by operating activities	$ 31,736	$ 20,904	$ 70,308	$ 42,256
Add back (deduct):				
Change in operating assets and liabilities	(3,208)	(3,531)	(5,094)	1,001
Discretionary cash flow	$ 28,528	$ 17,373	$ 65,214	$ 43,257

The company does not forecast changes in operating assets and liabilities and, therefore, a reconciliation of the company's forecasted discretionary cash flow to net cash provided by operating activities is not provided.

(2) EBITDA is defined as net income plus interest, income tax expense, depreciation, depletion and amortization. Southwestern has included information concerning EBITDA because it is used by certain investors as a measure of the ability of a company to service or incur indebtedness and because it is a financial measure commonly used in the energy industry. EBITDA should not be considered in isolation or as a substitute for net income, net cash provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of the company's profitability or liquidity. EBITDA as defined above may not be comparable to similarly titled measures of other companies. Net income is a financial measure calculated and presented in accordance with generally accepted accounting principles. The table below reconciles net income with EBITDA as derived from the company's financial information.

	2003 Guidance		
	NYMEX Commodity Price Assumptions		
	$4.25 Gas $24.50 Oil	**$5.00 Gas $28.00 Oil**	**$6.00 Gas $28.00 Oil**
		($ in millions)	
Net income	$36-$39	$43-$46	$55-$58
Add back:			
Provision for income taxes - deferred	22-23	26-28	34-36
Interest expense	17-18	17-18	17-18
Depreciation, depletion and amortization	60-61	60-61	60-61
EBITDA	$137-$140	$150-$153	$169-$172

Southwestern's executive management team will host a teleconference call on Wednesday, July 30th at 10:30 a.m. Eastern to discuss the company's second quarter 2003 results. The toll-free number to call is 800-967-7185 and the reservation number is 146862. The teleconference can also be heard "live" over the Internet at the company's website: http://www.swn.com. RealPlayer 8 Basic is required to listen to the teleconference and can be downloaded from the website.

Southwestern Energy Company is an independent energy company primarily focused on the exploration for and production of natural gas. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: **Greg D. Kerley**   **Brad D. Sylvester, CFA**
                Executive Vice President   **Manager, Investor Relations**
                and Chief Financial Officer   **(281) 618-4897**
                (281) 618-4803

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in commodity prices for gas and oil, the timing and extent of the company's success in discovering, developing, producing, and estimating reserves, property acquisition or divestiture activities that may occur, the effects of weather and regulation on the company's gas distribution segment, increased competition, legal and economic factors, governmental regulation, the financial impact of accounting regulations and critical accounting policies, changing market conditions, the comparative cost of alternative fuels, conditions in capital markets and changes in interest rates, availability of oil field services, drilling rigs, and other equipment, as well as various other factors beyond the company's control, and any other factors listed in the reports the company has filed with the Securities and Exchange Commission. A discussion of these and other factors affecting the company's performance is included in the company's periodic reports filed with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2002.

Financial Summary Follows

# # #

OPERATING STATISTICS (Unaudited)

Southwestern Energy Company and Subsidiaries

Periods Ended June 30	Three Months		Six Months	
	2003	2002	2003	2002
Exploration & Production				
Production				
Affiliated gas sales (MMcf)	**1,790**	1,328	**3,456**	3,179
Unaffiliated gas sales (MMcf)	**7,469**	7,800	**13,904**	15,180
Total gas production (MMcf)	**9,259**	9,128	**17,360**	18,359
Oil production (MBbls)	**139**	195	**264**	378
Total equivalent production (MMcfe)	**10,093**	10,298	**18,944**	20,627
Commodity Prices				
Average realized gas price per Mcf	**$4.28**	$2.96	**$4.22**	$2.86
Average realized oil price per Bbl	**$27.40**	$22.62	**$27.54**	$20.10
Operating Expenses per Mcfe				
Lease operating expenses	**$0.36**	$0.42	**$0.39**	$0.43
Taxes, other than income taxes	**$0.23**	$0.18	**$0.25**	$0.16
General & administrative expenses	**$0.40**	$0.28	**$0.42**	$0.28
Full cost pool amortization	**$1.17**	$1.16	**$1.17**	$1.16
Marketing				
Gas volumes marketed (MMcf)	**10,207**	12,363	**18,723**	24,639
Gas Distribution				
Deliveries (Bcf)				
Sales volumes	**1.9**	1.9	**10.1**	9.7
End-use transportation	**1.9**	2.0	**4.4**	4.3
Off-system transportation	**0.1**	0.7	**0.1**	0.7
Total deliveries	**3.9**	4.6	**14.6**	14.7
Average number of customers	**138,671**	136,488	**139,611**	137,280
Average sales rate per Mcf	**$9.74**	$7.66	**$7.34**	$6.32
Heating weather - degree days	**279**	228	**2,554**	2,277
- percent of normal	**90%**	74%	**104%**	92%

STATEMENTS OF OPERATIONS (Unaudited)

Southwestern Energy Company and Subsidiaries

Periods Ended June 30	Three Months		Six Months	
	2003	2002	**2003**	2002
	(in thousands, except share/per share amounts)			
Operating Revenues				
Gas sales	$ **49,286**	$ 37,606	$ **126,993**	$ 104,592
Gas marketing	**11,667**	12,228	**24,273**	21,930
Oil sales	**3,821**	4,416	**7,280**	7,599
Gas transportation and other	**1,713**	1,754	**6,596**	3,541
	66,487	56,004	**165,142**	137,662
Operating Costs and Expenses				
Gas purchases - utility	**2,199**	3,804	**29,247**	28,572
Gas purchases - marketing	**10,850**	11,454	**22,408**	20,127
Operating expenses	**9,248**	9,505	**18,294**	19,063
General and administrative expenses	**7,663**	6,034	**15,546**	11,824
Depreciation, depletion and amortization	**13,686**	13,868	**26,069**	27,738
Taxes, other than income taxes	**2,895**	2,439	**5,958**	4,599
	46,541	47,104	**117,522**	111,923
Operating Income	**19,946**	8,900	**47,620**	25,739
Interest Expense				
Interest on long-term debt	**4,075**	5,345	**9,002**	10,699
Other interest charges	**337**	336	**722**	658
Interest capitalized	**(501)**	(360)	**(866)**	(651)
	3,911	5,321	**8,858**	10,706
Other Income (Expense)	**(63)**	(232)	**1,359**	(474)
Income Before Income Taxes, Minority Interest				
& Accounting Change	**15,972**	3,347	**40,121**	14,559
Minority Interest in Partnership	**(609)**	(469)	**(1,374)**	(762)
Income Before Income Taxes & Accounting Change	**15,363**	2,878	**38,747**	13,797
Provision for Income Taxes - Deferred	**5,837**	1,108	**14,724**	5,312
Income Before Accounting Change	**9,526**	1,770	**24,023**	8,485
Cumulative Effect of Adoption of Accounting Principle	**-**	**-**	**(855)**	**-**
Net Income	$ **9,526**	$ 1,770	$ **23,168**	$ 8,485
Basic Earnings Per Share:				
Income Before Accounting Change	**$0.27**	$0.07	**$0.76**	$0.34
Cumulative Effect of Adoption of Accounting Principle	**-**	**-**	**(0.03)**	**-**
Net Income	**$0.27**	$0.07	**$0.73**	$0.34
Diluted Earnings Per Share:				
Income Before Accounting Change	**$0.26**	0.07	**$0.74**	$0.33
Cumulative Effect of Adoption of Accounting Principle	**-**	**-**	**(0.03)**	**-**
Net Income	**$0.26**	$0.07	**$0.71**	$0.33
Weighted Average Common Shares Outstanding:				
Basic	**35,053,171**	25,208,974	**31,614,921**	25,146,550
Diluted	**36,087,726**	26,131,452	**32,558,360**	25,995,692

BALANCE SHEETS (Unaudited)

Southwestern Energy Company and Subsidiaries

June 30		**2003**		2002
			(in thousands)	
ASSETS				
Current Assets	$	**65,414**	$	65,220
Investments		**14,231**		15,177
Property, Plant and Equipment, at cost		**1,373,737**		1,264,556
Less: Accumulated depreciation, depletion and amortization		**680,391**		633,335
		693,346		631,221
Other Assets		**15,788**		13,359
	$	**788,779**	$	724,977
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities	$	**77,452**	$	58,581
Long-Term Debt		**247,800**		344,500
Deferred Income Taxes		**125,486**		119,719
Other Liabilities		**27,654**		7,721
Commitments and Contingencies				
Minority Interest in Partnership		**13,298**		13,161
Shareholders' Equity				
Common stock, $.10 par value; authorized 75,000,000 shares,				
issued 37,225,584 shares		**3,723**		2,774
Additional paid-in capital		**121,149**		19,433
Retained earnings		**221,156**		192,162
Accumulated other comprehensive income (loss)		**(26,299)**		(6,354)
		319,729		208,015
Less: Common stock in treasury, at cost, 1,650,492 shares in 2003				
and 2,054,972 shares in 2002		**18,388**		23,571
Unamortized cost of restricted shares issued under stock incentive				
plans, 496,429 shares in 2003 and 420,562 shares in 2002		**4,252**		3,149
		297,089		181,295
	$	**788,779**	$	724,977

STATEMENTS of CASH FLOWS (Unaudited)

Southwestern Energy Company and Subsidiaries

	Six Months	
Periods Ended June 30	**2003**	2002
	(in thousands)	
Cash Flows From Operating Activities		
Net income	$ **23,168**	$ 8,485
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation, depletion and amortization	**27,668**	28,939
Deferred income taxes	**14,724**	5,312
Ineffectiveness of cash flow hedges	**(556)**	-
Equity in (income) loss of NOARK partnership	**(1,444)**	361
Minority interest in partnership	**799**	160
Cumulative effect of adoption of accounting principle	**855**	-
Change in operating assets and liabilities	**5,094**	(1,001)
Net cash provided by operating activities	**70,308**	42,256
Cash Flows From Investing Activities		
Capital expenditures	**(80,468)**	(40,774)
Distribution from NOARK partnership	**2,500**	-
(Increase) decrease in gas stored underground	**(1,705)**	1,239
Other items	**(479)**	1,927
Net cash used in investing activities	**(80,152)**	(37,608)
Cash Flows From Financing Activities		
Issuance of common stock	**103,213**	-
Payments on revolving long-term debt	**(184,900)**	(120,200)
Borrowings under revolving long-term debt	**90,300**	114,700
Change in bank drafts outstanding	**218**	-
Proceeds from exercise of common stock options	**1,292**	-
Minority interest contributions	**44**	-
Net cash provided by (used in) financing activities	**10,167**	(5,500)
Increase (decrease) in cash	**323**	(852)
Cash at beginning of year	**1,690**	3,641
Cash at end of period	$ **2,013**	$ 2,789

SEGMENT INFORMATION (Unaudited)

Southwestern Energy Company and Subsidiaries

	Exploration & Production	Gas Distribution	Marketing Transportation & Other	Eliminations	Total
			(in thousands)		
Quarter Ending June 30, 2003					
Revenues	**$ 43,489**	**$ 20,637**	**$ 50,009**	**$ (47,648)**	**$ 66,487**
Gas purchases	**-**	**11,467**	**49,079**	**(47,497)**	**13,049**
Operating expenses	**3,615**	**5,662**	**-**	**(29)**	**9,248**
General & administrative expenses	**4,000**	**3,490**	**295**	**(122)**	**7,663**
Depreciation, depletion & amortization	**12,117**	**1,534**	**35**	**-**	**13,686**
Taxes, other than income taxes	**2,281**	**592**	**22**	**-**	**2,895**
Operating Income (Loss)	**$ 21,476**	**$ (2,108)**	**$ 578**	**$ -**	**$ 19,946**
Capital Investments	**$ 46,784**	**$ 3,099**	**$ 216**	**$ -**	**$ 50,099**
Quarter Ending June 30, 2002					
Revenues	$ 31,416	$ 16,883	$ 38,125	$ (30,420)	$ 56,004
Gas purchases	-	8,300	37,238	(30,280)	15,258
Operating expenses	4,375	5,152	-	(22)	9,505
General & administrative expenses	2,887	3,008	257	(118)	6,034
Depreciation, depletion & amortization	12,248	1,564	56	-	13,868
Taxes, other than income taxes	1,843	577	19	-	2,439
Operating Income (Loss)	$ 10,063	$ (1,718)	$ 555	$ -	$ 8,900
Capital Investments	$ 17,954	$ 1,412	$ 39	$ -	$ 19,405
Six Months Ending June 30, 2003					
Revenues	**$ 83,225**	**$ 78,144**	**$ 98,041**	**$ (94,268)**	**$ 165,142**
Gas purchases	**-**	**49,634**	**95,952**	**(93,931)**	**51,655**
Operating expenses	**7,342**	**11,047**	**-**	**(95)**	**18,294**
General & administrative expenses	**7,865**	**7,262**	**661**	**(242)**	**15,546**
Depreciation, depletion & amortization	**22,931**	**3,068**	**70**	**-**	**26,069**
Taxes, other than income taxes	**4,674**	**1,236**	**48**	**-**	**5,958**
Operating Income	**$ 40,413**	**$ 5,897**	**$ 1,310**	**$ -**	**$ 47,620**
Capital Investments	**$ 75,232**	**$ 4,940**	**$ 296**	**$ -**	**$ 80,468**
Six Months Ending June 30, 2002					
Revenues	$ 59,836	$ 65,340	$ 64,860	$ (52,374)	$ 137,662
Gas purchases	-	37,918	62,832	(52,051)	48,699
Operating expenses	8,855	10,295	-	(87)	19,063
General & administrative expenses	5,718	5,840	502	(236)	11,824
Depreciation, depletion & amortization	24,528	3,129	81	-	27,738
Taxes, other than income taxes	3,342	1,213	44	-	4,599
Operating Income	$ 17,393	$ 6,945	$ 1,401	$ -	$ 25,739
Capital Investments	$ 37,835	$ 2,760	$ 179	$ -	$ 40,774